SCHEDULE 13D/A
                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 HYBRIDON, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    44860M108
                                 (CUSIP Number)

                                 Youssef El-Zein
                        142 Al Moutrane Street, 5th Floor
                             Beirut Central District
                            Beirut 2012-7106 Lebanon
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 24, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP NO. 44860M108                                          Page 2 of 14 Pages
--------------------                                         -------------------

    1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Youssef El-Zein

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP

                 (a)  / /

                 (b)  / /


    3       SEC USE ONLY



    4       SOURCE OF FUNDS

            WC, OO

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    / /



    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            France


                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            1,879,335
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         12,797,925
PERSON
WITH                         9    SOLE DISPOSITIVE POWER

                                  1,879,335

                             10   SHARED DISPOSITIVE POWER

                                  12,797,925


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,677,260


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                         / /

            Not applicable

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.4%

    14      TYPE OF REPORTING PERSON

            IN

                                       13D

CUSIP NO. 44860M108                                          Page 3 of 14 Pages
--------------------                                         -------------------


    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Pillar Investment Limited

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  / /
            (b)  / /


    3       SEC USE ONLY


    4       SOURCE OF FUNDS

            WC, OO

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    / /


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Isle of Man

                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            1,585,707
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         11,212,218
PERSON
WITH                         9    SOLE DISPOSITIVE POWER

                                  1,585,707

                             10   SHARED DISPOSITIVE POWER

                                  11,212,218


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,797,925

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                          / /

            Not applicable

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.8%

    14      TYPE OF REPORTING PERSON

            OO

                                       13D

CUSIP NO. 44860M108                                          Page 4 of 14 Pages
--------------------                                         -------------------


    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Optima Life Sciences Limited

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /


    3       SEC USE ONLY


    4       SOURCE OF FUNDS

            WC

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)     / /


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Isle of Man

                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            11,212,218
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         0
PERSON
WITH                         9    SOLE DISPOSITIVE POWER

                                  11,212,218

                             10   SHARED DISPOSITIVE POWER

                                  0


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,212,218

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                         / /

            Not applicable

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.6%

    14      TYPE OF REPORTING PERSON

            OO

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 5 of 14 Pages
--------------------                                         -------------------

         This Amendment No. 2 ("Amendment") to the original Schedule 13D filed September 8, 2003, is being filed on behalf of Youssef El-Zein, Pillar Investment Limited, a limited company incorporated under the laws of the Isle of Man ("Pillar") and Optima Life Sciences Limited, a limited company incorporated under the laws of the Isle of Man ("Optima" and, together with Youssef El-Zein and Pillar, the "Reporting Parties"). Mr. El-Zein is a director of Pillar and of Optima. Pillar is the manager and investment advisor of Optima and holds all of the voting shares of Optima.

Item 1.  Security and Issuer.

         This Amendment relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Hybridon, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 345 Vassar Street, Cambridge, Massachusetts 02139-4818.

Item 2.  Identity and Background.

         (a)      This statement is being filed by the Reporting Parties:
                  Youssef El-Zein, Pillar and Optima.

         (b) The business address of Mr. El-Zein is 142 Al Moutrane Street, 5th Floor, Beirut Central District, Beirut 2012-7106 Lebanon.

         (c) Mr. El-Zein's principal occupation is serving as a director of Pillar.

                  The principal business of Pillar is providing managerial investment advisory services to Optima. The address of Pillar is St. James's Chambers, 64A Athol Street, Isle of Man IM1 1JE.

                  The principal business of Optima is investing in and holding securities of the Company. The address of Optima is St. James's Chambers, 64A Athol Street, Isle of Man IM1 1JE.

         (d) None of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors (as defined below), has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 6 of 14 Pages
--------------------                                         -------------------


                  result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. El-Zein is a citizen of France. Pillar and Optima were organized under the laws of the Isle of Man.

         In accordance with the provisions of General Instruction C to Schedule 13D, information required by Item 2 of Schedule 13D with respect to the directors of Pillar and Optima is listed on Schedule 1 hereto and is incorporated by reference herein. Pillar and Optima have no executive officers. Mr. Bilal Sidani serves with Mr. El-Zein as a director of Pillar, and Mr. Sidani and Mr. David Burge serve with Mr. El-Zein as directors of Optima. Messrs. Sidani and Burge are referred to herein as the "Listed Directors."

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 28, 2003, Optima purchased 5,500,381 shares of Common Stock and warrants to purchase 1,650,114 shares of Common Stock (the "2003 Optima Warrants") for a total purchase price of $4,015,278.38 in a private financing consummated by the Company on August 28, 2003 and August 29, 2003 (collectively, the "2003 Private Financing"). The 2003 Optima Warrants have an exercise price of $1.00 per share of Common Stock and are exercisable on or prior to August 28, 2008. Optima purchased these securities pursuant to a Subscription Agreement, dated as of August 28, 2003, between the Company and Optima (the "2003 Subscription Agreement"). Optima used its working capital to purchase these securities. The Company also issued warrants to purchase 587,709 shares of Common Stock to Pillar on August 28, 2003 (the "2003 Pillar Warrants"). The 2003 Pillar Warrants have an exercise price of $1.00 per share of Common Stock and are exercisable on or prior to August 28, 2008. The 2003 Pillar Warrants were issued to Pillar as part of Pillar's placement agent fees in connection with the participation of certain non-U.S. investors in the 2003 Private Financing, including Optima, pursuant to an engagement letter dated as of April 18, 2003 (the "2003 Engagement Letter"), by and among the Company, Pillar and PrimeCorp Finance S.A.

         On August 27, 2004, Optima purchased 2,768,100 shares of Common Stock and warrants to purchase 553,620 shares of Common Stock (the "2004 Optima Warrants" and together with the 2003 Optima Warrants, the "Optima Warrants") for a total purchase price of $1,600,000 in a private financing consummated by the Company on August 27, 2004 (the "2004 Private Financing"). The amount paid was based on a market price for the Common Stock of $.553 per share. The 2004 Optima Warrants have an exercise price of $0.67 per share of Common Stock and are exercisable on or prior to August 27, 2009. Optima purchased these securities pursuant to a Subscription Agreement, dated as of August 27, 2004, between the Company and Optima (the "2004 Subscription Agreement"). Optima used its working capital to purchase these

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 7 of 14 Pages
--------------------                                         -------------------

securities. In connection with the 2004 Private Financing, the Company issued warrants to purchase 432,520 shares of Common Stock to Pillar on August 27, 2004 (the "2004 Pillar Warrants"). The 2004 Pillar Warrants have an exercise price of $0.67 per share of Common Stock and are exercisable on or prior to August 27, 2009. The 2004 Pillar Warrants were issued to Pillar as part of Pillar's placement agent fees in connection with the participation of certain non-U.S. investors in the 2004 Private Financing, including Optima, pursuant to an engagement letter dated as of August 27, 2004 (the "2004 Engagement Letter"), by and between the Company and Pillar.

         In October 2004, Optima distributed 2,746,233 shares of the Common Stock that it acquired in the 2003 Private Financing to certain of its investors for no consideration. After this distribution, Optima owned 5,522,248 shares of Common Stock.

         This Amendment relates to the purchase on May 24, 2005 by Optima of a 4% convertible subordinated note due April 30, 2008 in the principal amount of $3,102,750 (the "Optima Note") in a private financing consummated by the Company on May 24, 2005 (the "2005 Private Financing"). The Optima Note has a conversion price of $0.89 per share of Common Stock (convertible into 3,486,236 shares of Common Stock as of the date hereof) and the principal amount of the Optima Note (or any portion thereof) is convertible at any time prior to April 30, 2008. Optima purchased the Optima Note pursuant to (i) a Subscription Agreement, dated as of May 20, 2005, between the Company and Optima (the "2005 Subscription Agreement"), and (ii) a Noteholders Agreement, dated as of May 20, 2005, between the Company and the investors in the 2005 Private Financing, including Optima (the "Noteholders Agreement"). Optima used funds raised from outside investors to purchase the Optima Note. In connection with the 2005 Private Financing, the Company issued warrants to purchase 565,478 shares of Common Stock to Pillar on May 24, 2005 (the "2005 Pillar Warrants" and together with the 2003 Pillar Warrants and the 2004 Pillar Warrants, the "Pillar Warrants"). The 2005 Pillar Warrants have an exercise price of $0.89 per share of Common Stock and are exercisable on or prior to May 24, 2010. The 2005 Pillar Warrants were issued to Pillar as part of Pillar's placement agent fees in connection with the participation of certain non-U.S. investors in the 2005 Private Financing, including Optima, pursuant to an engagement letter dated as of May 20, 2005 (the "2005 Engagement Letter"), by and between the Company and Pillar.

         Prior to the transactions on May 24, 2005, Mr. El-Zein beneficially owned 1,879,335 shares of Common Stock. These shares include 51,500 shares of Common Stock issuable upon exercise of stock options granted to Mr. El-Zein as a director of the Company and currently exercisable (or exercisable within 60 days after this amendment) and 1,827,835 shares of Common Stock held by Mr. El-Zein directly. Mr. El-Zein acquired these securities primarily from certain stockholders of the Company and from distributions from Pillar and certain affiliates of Pillar. The securities distributed by Pillar and its affiliates to Mr. El-Zein include securities

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 8 of 14 Pages
--------------------                                         -------------------

issued to Pillar and its affiliates as payment for consulting advisory services, including fees in connection with the Company's financings in 1998, 1999 and 2000.

Item 4.  Purpose of the Transaction.

         The acquisition by Optima of the Optima Note, which is convertible to shares of Common Stock beneficially owned by the Reporting Parties, was effected because of the Reporting Parties' belief that the Optima Note represents an attractive investment. Pillar also accepted the 2005 Pillar Warrants as payment for consulting advisory services because of the Reporting Parties' belief that the 2005 Pillar Warrants represent an attractive investment. The Reporting Parties may from time to time acquire additional shares of Common Stock, warrants or convertible notes or engage in discussions with the Company concerning further acquisitions of shares of Common Stock, warrants or convertible notes, or further investments in the Company.

         In particular, as a director of the Company, Mr. El-Zein is entitled to receive stock options pursuant to the Company's director stock option plan. In addition, Pillar may acquire additional warrants from the Company under the terms of the 2005 Engagement Letter if the Company conducts additional closings under the 2005 Private Financing with investors identified by Pillar.

         The Reporting Parties intend to review their investments in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Parties, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investments in the Company.

         Except as set forth above in this Amendment, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors, has any current plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 9 of 14 Pages
--------------------                                         -------------------

registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Youssef El-Zein beneficially owns 14,677,260 shares of Common Stock. These shares represent approximately 12.4% of the Common Stock outstanding. These shares include (i) 1,827,835 shares of Common Stock held directly by Mr. El-Zein, (ii) 51,500 shares of Common Stock which Mr. El-Zein has the right to acquire upon the exercise of stock options during the 60-day period commencing May 24, 2005, (iii) 1,585,707 shares of Common Stock issuable upon exercise of the Pillar Warrants,
                  (iv) 5,522,248 shares of Common Stock held by Optima, (v) 2,203,734 shares of Common Stock issuable upon exercise of the Optima Warrants and (vi) 3,486,236 shares of Common Stock issuable upon conversion of the Optima Note. Because of his relationship with Pillar and Optima, Mr. El-Zein may be deemed to beneficially own all of the shares of Common Stock that Pillar and Optima beneficially own.

                  Pillar beneficially owns 12,797,925 shares of Common Stock. These shares represent approximately 10.8% of the Common Stock outstanding. These shares include (i) 1,585,707 shares of Common Stock issuable upon exercise of the Pillar Warrants,
                  (ii) 5,522,248 shares of Common Stock held by Optima, (iii) 2,203,734 shares of Common Stock issuable upon exercise of the Optima Warrants and (iv) 3,486,236 shares of Common Stock issuable upon conversion of the Optima Note. As the holder of all of the voting shares of Optima, Pillar has the ability to elect and remove the directors of Optima, and, as a result, may be deemed to beneficially own all of the shares of Common Stock that Optima beneficially owns.

                  Optima beneficially owns 11,212,218 shares of Common Stock. These shares represent approximately 9.6% of the Common Stock outstanding. These shares include (i) 5,522,248 shares of Common Stock held by Optima, (ii) 2,203,734 shares of Common Stock issuable upon exercise of the Optima Warrants and (iii) 3,486,236 shares of Common Stock issuable upon conversion of the Optima Note.

                  Neither of the Listed Directors owns any shares of Common
                  Stock.

         (b) Number of shares as to which each of the Reporting Parties has:

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 10 of 14 Pages
--------------------                                         -------------------


                  Sole power to vote or to direct the vote of shares of Common
                  Stock:

                  Mr. El-Zein:               1,879,335
                  Pillar:                    1,585,707
                  Optima:                    11,212,218

                  Shared power to vote or to direct the vote of shares of Common
                  Stock:

                  Mr.  El-Zein:              12,797,925
                  Pillar:                    11,212,218
                  Optima:                    0

                  Sole power to dispose of or direct the disposition of shares of Common Stock:

                  Mr. El-Zein:               1,879,335
                  Pillar:                    1,585,707
                  Optima:                    11,212,218

                  Shared power to dispose or to direct the disposition of shares of Common Stock:

                  Mr.  El-Zein:              12,797,925
                  Pillar:                    11,212,218
                  Optima:                    0

         (c) Except as described below, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors has effected any transactions in the Common Stock during the past 60 days:

                  (i) Optima purchased the Optima Note in the principal amount of $3,102,750 in the 2005 Private Financing on May 24, 2005. The description of this transaction is included in the fourth paragraph of Item 3 of this Amendment and is incorporated herein by reference.

                  (ii) Pillar acquired warrants to purchase 565,478 shares of Common Stock on May 24, 2005. The description of this transaction is included in the fourth paragraph of Item 3 of this Amendment and is incorporated herein by reference.

         (d) The Reporting Parties do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 11 of 14 Pages
--------------------                                         -------------------

                  the sale of, the shares of Common Stock reported in this Amendment as beneficially owned by the Reporting Parties.

         (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Reporting Parties and the Listed Directors are parties to the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company:

         (a) Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Parties have entered into an agreement, attached hereto, with respect to the joint filing of this Amendment. This joint filing agreement is incorporated by reference to
                  Exhibit 99.1 hereto.

         (b) The 2003 Optima Warrant to purchase 1,650,114 shares of Common Stock issued to Optima on August 28, 2003 pursuant to the 2003 Subscription Agreement is described in the first paragraph of
                  Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2003 Optima Warrant in this Amendment is qualified in its entirety by reference to the 2003 Optima Warrant, which is incorporated by reference to
                  Exhibit 99.2 hereto.

         (c) The 2003 Pillar Warrant to purchase 587,709 shares of Common Stock issued to Pillar on August 28, 2003 pursuant to the 2003 Engagement Letter is described in the first paragraph of Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2003 Pillar Warrant in this Amendment is qualified in its entirety by reference to the 2003 Pillar Warrant, which is incorporated by reference to
                  Exhibit 99.3 hereto.

         (d) The 2004 Optima Warrant to purchase 553,620 shares of Common Stock issued to Optima on August 27, 2004 pursuant to the 2004 Subscription Agreement is described in the second paragraph of
                  Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2004 Optima Warrant in this Amendment is qualified in its entirety by reference to the 2004 Optima Warrant, which is attached as Exhibit 99.4 hereto.

         (e) The 2004 Pillar Warrant to purchase 432,520 shares of Common Stock issued to Pillar on August 27, 2004 pursuant to the 2004 Engagement Letter is described in the second paragraph of Item 3 of this Amendment, which description is

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 12 of 14 Pages
--------------------                                         -------------------

                  incorporated herein by reference. The summary of the 2004 Pillar Warrant in this Amendment is qualified in its entirety by reference to the 2004 Pillar Warrant, which is attached as
                  Exhibit 99.5 hereto.

         (f) In connection with its purchase of the Optima Note, Optima entered into the 2005 Subscription Agreement and the Noteholders Agreement. The 2005 Subscription Agreement provides for the purchase by Optima, and the sale by the Company, of the Optima Note. The Noteholders Agreement provides for the purchase by the investors in the 2005 Private Financing, including Optima, and the sale by the Company, of the 4% convertible subordinated notes due April 30, 2008 in the 2005 Private Financing. These transactions are described in the fourth paragraph of Item 3 of this Amendment, which description is incorporated herein by reference. The summaries of the 2005 Subscription Agreement and the Noteholders Agreement in this Amendment are qualified in their entirety by reference to the 2005 Subscription Agreement and to the Noteholders Agreement, which are attached as Exhibit 99.6 and
                  Exhibit 99.7 hereto, respectively.

         (g) The Optima Note in the principal amount of $3,102,750 made by the Company to the order of Optima on May 24, 2005 pursuant to the 2005 Subscription Agreement and the Noteholders Agreement is described in the fourth paragraph of Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the Optima Note in this Amendment is qualified in its entirety by reference to the Optima Note, which is attached as Exhibit 99.8 hereto.

         (h) Pursuant to the 2005 Engagement Letter referenced in Item 3 of this Amendment, the Company engaged Pillar as a non-exclusive financial advisor to the Company in connection with the private placement of securities of the Company outside the United States. In consideration for these services, the Company agreed to pay Pillar cash fees and warrants to purchase shares of Common Stock as placement fees. The 2005 Engagement Letter may be terminated at any time upon written notice by the Company or by Pillar. The summary of the 2005 Engagement Letter in this Amendment is qualified in its entirety by reference to the 2005 Engagement Letter, which is attached as Exhibit 99.9 hereto.

         (i) The 2005 Pillar Warrant to purchase 565,478 shares of Common Stock issued to Pillar on May 24, 2005 pursuant to the 2005 Engagement Letter is described in the fourth paragraph of Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2005 Pillar Warrant in this Amendment is qualified in its entirety by reference to the 2005 Pillar Warrant, which is attached as Exhibit 99.10 hereto.

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 13 of 14 Pages
--------------------                                         -------------------


         (j) In connection with the 2005 Private Financing, the Company entered into a registration rights agreement, dated as of May 20, 2005, with the investors in the 2005 Private Financing and Pillar (the "2005 Registration Rights Agreement") under which the Company agreed to register the shares of Common Stock issuable upon exercise of the 2005 Pillar Warrants and the shares of Common Stock issuable upon conversion of the Optima Note. The summary of the 2005 Registration Rights Agreement in this Amendment is qualified in its entirety by reference to the 2005 Registration Rights Agreement, which is attached as
                  Exhibit 99.11 hereto.

         (k) Optima is subject to the Memorandum and Articles of Association of Optima, as amended (the "Memorandum and Articles"), which were adopted by Optima on April 27, 2005, and the Management Agreement dated August 20, 2003 between Optima and Pillar (the "Management Agreement"). The Memorandum and Articles establish the rights, preferences and privileges of the different classes of capital in Optima, including the management shares held by Pillar. These rights, preferences and privileges include voting rights, redemption rights and rights upon the windup of Optima. The Management Agreement provides that Pillar will serve as the Manager and Investment Advisor of Optima and will administer Optima's day-to-day activities. Optima has agreed to pay Pillar's fees and expenses for these services in shares of Common Stock. Such payment of shares of Common Stock will generally occur upon the exercise by shareholders of Optima of their redemption rights. The summaries of the Memorandum and Articles and the Management Agreement in this Amendment are qualified in their entirety by reference to the Memorandum and Articles and to the Management Letter, which are attached as Exhibit 99.12 and incorporated by reference to Exhibit 99.13 hereto, respectively.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of the Reporting Parties, the Listed Directors, or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         99.1 Joint Filing Agreement, dated as of September 8, 2003, by and among the Reporting Parties (incorporated by reference to Exhibit 1 to the filing on Schedule 13D by the Reporting Parties dated September 8, 2003).

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 14 of 14 Pages
--------------------                                         -------------------


         99.2 Warrant to purchase 1,650,114 shares of Common Stock issued to Optima on August 28, 2003 (incorporated by reference to
                  Exhibit 3 to the filing on Schedule 13D by the Reporting Parties dated September 8, 2003).

         99.3 Warrant to purchase 587,709 shares of Common Stock issued to Pillar on August 28, 2003 (incorporated by reference to
                  Exhibit 5 to the filing on Schedule 13D by the Reporting Parties dated September 8, 2003).

         99.4 Warrant to purchase 553,620 shares of Common Stock issued to Optima on August 27, 2004 (filed herewith).

         99.5 Warrant to purchase 432,520 shares of Common Stock issued to Pillar on August 27, 2004 (filed herewith).

         99.6 Subscription Agreement, dated as of May 20, 2005, by and between the Company and Optima (filed herewith).

         99.7 Noteholders Agreement, dated as of May 20, 2005, by and among the Company and the investors in the 2005 Private Financing, including Optima (filed herewith).

         99.8 4% Convertible Senior Note Due 2008 in the principal amount of $3,102,750, dated as of May 24, 2005, made by the Company to the order of Optima (filed herewith).

         99.9 Engagement letter, dated as of May 20, 2005, by and between the Company and Pillar (filed herewith).

         99.10 Warrant to purchase 565,478 shares of Common Stock issued to Pillar on May 24, 2005 (filed herewith).

         99.11 Registration Rights Agreement, dated as of May 20, 2005, by and among the Company, the investors in the 2005 Private Financing and Pillar (filed herewith).

         99.12 Memorandum and Articles of Association of Optima, as amended, adopted by Optima on April 27, 2005 (filed herewith).

         99.13 Management Agreement, dated August 20, 2003, by and between Optima and Pillar (incorporated by reference to Exhibit 8 to the filing on Schedule 13D by the Reporting Parties dated September 8, 2003).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 30, 2005
                                  By: /s/ Youssef El-Zein
                                      --------------------
                                      Youssef El-Zein

                                  PILLAR INVESTMENT LIMITED


                                  By: /s/ Youssef El-Zein
                                      --------------------
                                      Youssef El-Zein
                                      Director


                                  OPTIMA LIFE SCIENCES LIMITED


                                  By: /s/ Bilal Sidani
                                      --------------------
                                      Bilal Sidani
                                      Director

                                   SCHEDULE I

         Set forth below is the name, position, present principal occupation and business address of each of the directors Pillar and Optima.

                                                       Pillar
--------------------------------------------------------------------------------------------------------------------

         Name             Position with      Present Principal              Business Address             Citizenship
                             Pillar             Occupation
--------------------------------------------------------------------------------------------------------------------

   Youssef El-Zein          Director            Director of              142 Al Moutrane Street            France
                                             Pillar Investment                 5th Floor
                                                  Limited               Beirut Central District
                                                                        Beirut 2012-7106 Lebanon

     Bilal Sidani           Director            Director of              142 Al Moutrane Street            France
                                             Pillar Investment                 5th Floor
                                                  Limited               Beirut Central District
                                                                        Beirut 2012-7106 Lebanon


                                                       Optima
--------------------------------------------------------------------------------------------------------------------

         Name             Position with      Present Principal              Business Address             Citizenship
                             Optima             Occupation
--------------------------------------------------------------------------------------------------------------------


   Youssef El-Zein          Director            Director of              142 Al Moutrane Street            France
                                             Pillar Investment                 5th Floor
                                                  Limited               Beirut Central District
                                                                        Beirut 2012-7106 Lebanon


     Bilal Sidani           Director            Director of              142 Al Moutrane Street            France
                                             Pillar Investment                 5th Floor
                                                  Limited               Beirut Central District
                                                                        Beirut 2012-7106 Lebanon


     David Burge            Director       Managing Director of        St. James's Chambers, 64A           United
                                             Caledonian Trust                Athol Street,                 Kingdom
                                             (IOM) Limited, a               Douglas, Isle of
                                            licensed Corporate                 Man IM1 1JE
                                             Service Provider
                                            under the laws of
                                             the Isle of Man
